February 3, 2017

Via EDGAR

Craig Arakawa
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nu Skin Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 18, 2016 Comment Letter Dated January 5, 2017 File No. 001-12421
Dear Mr. Arakawa:
We hereby submit the following response of Nu Skin Enterprises, Inc. (the "Company") to the Securities and Exchange Commission staff's (the "Staff's") comment letter of January 5, 2017 regarding the Company's annual report on Form 10-K for the fiscal year ended December 31, 2015.  For ease of reference, we have included in italics each comment from the Staff's letter followed by the Company's response.
Form 10-K for Fiscal Year Ended December 31, 2015
Financial Statements and Supplementary Data, page 73
Notes to Consolidated Financial Statements, page 79
Note 19. Segment Information, page 106
1.
We note your response to comment 1.  You state that the CEO's direct reports are responsible for a specific function.  You also state on page 3 that the President of Global Sales and Operations (the "President"), along with others, approves budgets for sales compensation levels, any changes to methods of compensation, and material sales incentives and any material changes in the legal relationship with the sales force.  We also note that your management compensation is determined both by revenue goals as well as operating income goals.  Please clarify the functional responsibilities of the President, including whether he is responsible for managing revenue, general and administrative expenses, selling expense or any other types of expenses.

February 3, 2017

To help provide context for understanding the role of the President of Global Sales and Operations (the "President") as compared with the role of our President and CEO (the "CEO"), whom we consider to be the CODM for the Company, set forth below is a high-level overview of our business model and how it impacts the management of our business.  With only small exceptions, each country markets the same suite of consumer products.  While local markets may introduce local products, these local products do not account for a significant percentage of consolidated revenue.  Our top-selling products (approximately 30 products) account for approximately 80% of our consolidated revenue and are available in all of our markets with a limited number of exceptions based on local regulatory restrictions.

We operate in the direct selling channel, utilizing person-to-person marketing, to promote our products.  We rely on our global sales force to promote our products and to find and service customers.  Our sales leaders operate across geographic markets, so their activities are not limited to just one market or region.  Outside of Mainland China, we compensate our sales force in accordance with the terms of our Global Sales Compensation Plan.  Under this plan, our sales leaders can receive monthly commissions for product sales from the Company to their own network of consumers, as well as for product sales generated by other sales leaders in their network to their consumer groups across all geographic markets.  Despite the differences in the structure of our compensation in Mainland China due to local law, compensation in this market is still based on the ability to sell products and to lead and manage a team of other sales people.  In addition, our selling expenses globally, including in Mainland China, do not vary significantly from country to country.  The selling expenses associated with our global sales force account for approximately 42% of our consolidated revenue, making it the largest component of our consolidated expenses.

Because of the cross-geographical nature of our sales force and our reliance on this sales force to promote and sell our products, it is important that we manage our business globally to ensure a significant degree of consistency across markets.  For example, decisions on such issues as product pricing and product introductions in one market can have an impact on other markets.  Our key revenue-driving products and sales initiatives are developed and launched through a global development process to avoid channel conflict and confusion within our global sales force.

It is important to note that a substantial portion of the profits of each market are controlled by corporate headquarters at Nu Skin and dictated by global taxation requirements.  The profits are closely monitored and controlled through intercompany charges, which account for a substantial part of overall operating expenses of each market.  These intercompany expenses are agreed upon through intercompany agreements signed by the headquarters company and the international markets.  Expenses controlled and influenced by headquarters include product transfer pricing, license fees and selling expenses.  These corporate controlled expenses account for approximately 70-80% of each country's expenses.  Therefore, profitability by market is driven primarily by Nu Skin's international taxation policies and is not especially meaningful in evaluating and managing the business.

February 3, 2017

As further described in our response to Comment 2, below, the CEO is responsible for setting the strategic direction of the Company and assessing and making the key operating decisions related to our key global product and sales initiatives.  The President's primary function is to drive the Company's global sales in accordance with the strategic direction and key operating decisions made by the CEO.  This responsibility includes executing the key sales initiatives that have been approved by the CEO across the Company's various geographic markets through his global sales team and the regional presidents and their teams.  The President also works under the direction of the CEO in developing sales initiatives, and provides sales input on product development issues to the marketing and product development functions.

The President also has responsibility for managing the expenses associated with local market sales incentives.  The President has the authority to approve any special local market sales incentives, but only to the extent they do not exceed 1% of consolidated revenue, individually or in aggregate, without the approval of the CEO.  All other compensation plan amendments or special local market incentives that exceed 1% of consolidated revenue must be approved by the CEO.  The President also manages certain general and administrative expenses in the corporate headquarters, and he has oversight responsibility for regional general and administrative expenses in accordance with the consolidated budgets approved by the CEO.

2.
We note you identified the CEO as your CODM and state the CODM's role as primarily setting the strategic vision of the company with a focus on consolidated revenue and earnings per share results.  Please provide the following information:

•	what are the key operating decisions for the company;

The key operating decisions for the Company, all of which are made by the CEO, are as follows:

a.	Approval of Annual Business Plan;
b.	Development and Selection of New Products;
c.	Product Launch Plans;
d.	Sales Compensation Plan Initiatives and Key Sales Initiatives;
e.	Entry into New Markets or Product Categories;
f.	Strategic Sales Support Initiatives (such as the Company's current initiative to provide a suite of digital tools to its sales force); and
g.	Consolidated Annual Operating and Capital Budgets.

February 3, 2017

•	what information is used to make these decisions;

A variety of information is used by the CEO to make these decisions, including the following:

a.	Proposed Consolidated Operating and Capital Budget: Includes revenue and major line items on a consolidated basis, revenue target growth rates by market, and total capital expenditures.

b.	Marketing Research and Competitive Intelligence: Research on market trends and external competitive factors.

c.
Presentations on Key Initiatives: Management presentations on the development and execution of key initiatives (such as product development, proposed sales compensation incentives, sales support, marketing research) presented at regular management meetings as follows:

i.
Weekly Operations Meeting: A weekly operations meeting ("Operations Meeting") is held that includes the primary executive of each business function as well as key managers of the business functions presenting at the meeting.  The CEO leads these meetings.  Updates on key initiatives and key operating decisions discussed above are presented and discussed at the Operations Meetings.  Weekly meetings address specific operating areas on a monthly basis as follows:

Week 1: Finance, Supply Chain, IT, Legal, and Compliance
Week 2: Marketing and Product Development
Week 3: Sales and Opportunity Innovation
Week 4: Human Resources and Public Affairs

ii.
Weekly Direct Reports Meeting: A weekly direct reports meeting ("Direct Reports Meeting") is held by the CEO with all of his direct reports (other than the Director of Business Development).  Both strategic and operating issues are presented and discussed at this meeting.  The CFO provides regular updates on sales trends during this meeting but does not provide profitability updates.

d.	Daily Key Indicator Report: Daily update of various key performance indicators for the sales force, including number of actives, number of sales leaders and rate of monthly volume.

February 3, 2017

e.	Daily Sales Report: Daily update of revenue results by market/region. This report does not include any financial information below the sales line.

f.	Sales Analysis from the CFO: Presented at key points through the month to give enhanced revenue visibility.

g.
Monthly Executive Report: Presents the monthly consolidated financial results with comparisons to budget, comparable periods and trends by consolidated revenue and expense categories.  The report also provides constant currency revenue comparisons.

h.
Quarterly Business Planning Reports and Presentations: Presentations at a quarterly business planning meeting (the "Quarterly Business Planning Meeting") that provide updates on key operating initiatives for the upcoming year.

•	who makes each of these decisions;

The CEO makes all of the key operating decisions set forth in the first bullet point above, as more fully described in our response to the question below regarding the strategic and operating decisions made by the CEO.

•	what types of activities does the CEO primarily engage in;

In order to assess performance and identify areas for investment and allocation of resources, the CEO attends distributor sales events in various markets, meets with significant distributor leaders to obtain feedback on strategic issues and key initiatives, and leads the Operation Meetings, Direct Reports Meetings, and Quarterly Business Planning Meetings.  At these meetings and additional meetings with personnel from business development and digital technology, the CEO (a) obtains more detailed information on key initiatives, and (b) assesses performance and provides more detailed input on revenue growth initiatives that can be implemented on a global basis.  The CEO also leads all business planning, business reviews and strategy meetings and participates in industry association meetings.

•	describe the key strategic and, separately, key operating decisions made by the CEO;

Key Strategic Decisions: The CEO makes the following key strategic decisions with input from management and the Board of Directors, which are presented to the Board of Directors for ultimate approval.

February 3, 2017

a.	Company Mission and Vision: The CEO makes all decisions regarding the mission and vision of the Company that guide the strategic planning of the Company.

b.
Marketplace Positioning: The CEO also establishes the market place positioning for the Company, including product categories and product positioning, targeted market segments, the positioning of the Company's income opportunity for sales leaders, and targeted consumer segments.

c.
Strategic Imperatives: The CEO develops and makes decisions regarding the Company's "strategic imperatives," which are the strategic directions that provide guidance for the development of annual business plans across corporate functions and geographic regions.

Key Operating Decisions.  The CEO makes the following key Operating Decisions:

a.
Approval of Annual Business Plan: The CEO makes decisions regarding the key components of the annual business plan for the Company, including the operating decisions described in Items b through f, below.

b.
Development and Selection of New Products: The CEO makes all material decisions regarding (i) allocation of resources for the development of new products planned on a global basis, and (ii) decisions on material product development issues for key products in development.

c.	Product Launch Plans: The CEO approves the timing and launch plans for the key product launches discussed in Item b, above.

d.	Sales Compensation Plan Initiatives: The CEO makes all decisions regarding material changes to the Company's sales compensation plans.

e.	Entry into New Markets or Product Categories: The CEO makes the decisions regarding entry into new geographic markets and new product categories based on revenue growth potential.

f.	Strategic Sales Support Initiatives: The CEO makes decisions regarding key strategic sales support initiatives, including the Company's current digital initiative.

g.
Consolidated Annual Operating and Capital Budgets: The CEO approves the consolidated operating and capital budgets, the revenue targets for the various geographic markets, and key investment decisions based on specific capital and operating investment proposals.

February 3, 2017

•	what information is he using to make these decisions;

The CEO uses the information described in the bullet point above in making these strategic and operating decisions.

•	describe the key operating decisions made by the President, and

While the CEO makes the key operating decisions, the President provides input and recommendations to the CEO in each of these areas that are under his responsibility, and he is responsible for executing the decisions made by the CEO in these areas.  The President does have the authority to make the following operating decisions, which the Company does not believe are key operating decisions:

a.
Product Promotions: The President makes decisions regarding local market product promotions in the various geographic markets in accordance with the consolidated budgets approved by the CEO except with respect to the launch of the key global product initiatives.

b.
Local Product Initiatives: The President makes decisions regarding local product initiatives consistent with the strategy and key operating decisions made by the CEO, which generally do not represent a material portion of the Company's revenue.

c.
Sales Compensation Plan: The President makes decisions regarding special sales incentives in local markets provided they do not exceed, in the aggregate, 1% of sales revenue for such market.  Total selling expense typically averages approximately 42% of revenue and therefore 1% of sales revenue decisions do not represent a key decision.

•	what information is he using to make these decisions.

In addition to the information described in our response to Comment 2 regarding the CEO, the President uses the following information to make the decisions within his authority:

a.
Selling Expense Summary (breakout of selling expense line items by market for comparison against budget), Revenue History (breakout of revenue by market comparing budget to forecasts) and Quarterly Financial Forecast.

b.
Budget versus Actual Revenue/Accountability Report: This report presents progress toward the quarterly revenue goals and whether the expense levels are in line with the goals related to expense control.

February 3, 2017

c.	Presentations made at a weekly management call with his corporate sales team and the regional presidents.

d.	Information provided in meetings with regional management and in one-on-one direct report meetings.

3.
You state on page 5 that the CODM either approves the budget submitted by the regions or directs further changes.  You also state that the CODM reaches his decision as to allocating resources based on revenue and revenue growth potential and does not consider profitability at a regional level.  Please clarify the following:

•	What is the level of detail of the annual budgets submitted to the CEO;

The CEO receives a consolidated operating budget that includes major revenue and expense line items.  The consolidated operating budget provided to the CEO is presented on a quarter-by-quarter basis but is not broken out by market or region.  The CFO also meets with the CEO and provides additional information on revenue growth rates for major markets and regions, but does not provide profitability measures by market or region.

The CEO also receives a capital budget summary that presents information on the proposed budgeted capital investments for the year.  It is presented by major markets and by corporate function. The break-out by market is to allow the CEO to assess the level of capital investment by revenue growth potential of the market.

•	do the budgets include profitability measures by region;

The budgets reviewed by the CEO are annual consolidated budgets, which include global consolidated profitability.  They do not include profitability measures by region.

•	provide more details on the CEO's analysis of the budgets, and

The initial formation of the budgets is undertaken in connection with the annual business planning process, pursuant to which the corporate functions and geographic markets develop their key initiatives in accordance with the strategic imperatives established by the CEO.  In this process, the CEO determines the strategic priorities for the Company and provides input to the CFO and President on the annual guidance they provide regarding revenue ranges.  The CEO also provides guidance on overall consolidated profitability.  The CEO also receives consolidated-level information on key initiatives in the Operations Meetings and the Direct Reports Meetings, which can include information or discussions on anticipated capital and operating expenses associated with such key initiatives, and he provides input on these initiatives.

February 3, 2017

The individual market and corporate budgets roll up into the consolidated budgets.  The CEO relies on the CFO and the President to carry out the oversight of the individual market budgets and corporate budgets to ensure they are in line with the directives and input given by the CEO regarding consolidated revenue ranges and overall profitability.  The consolidated budget is then submitted to the CEO for his approval.  The CEO either approves the budget or provides input and direction to the CFO regarding any changes.  Once approved by the CEO, the consolidated budget is presented to the Company's Board of Directors for approval.

•	describe what types of changes the CEO has made in the prior years.

In prior years, the CEO has typically increased or decreased the overall revenue targets for the Company or requested adjustments to major market revenue targets.  He has also directed the CFO and the President to adjust general and administrative expenses when overall consolidated profitability goals were not being met.  He has also changed the allocation of total capital investment where needed based on global strategic initiatives to align with revenue growth potential in the markets.  In addition, during the annual business planning process, the CEO makes decisions on key initiatives that impact the budget.  These decisions can include not approving a key initiative or requesting that capital investments on an initiative be reduced or increased.

4.
We note on page 4, on a quarterly basis, each regional manager also provides to the CEO and the rest of the global management team written and in-person report that reconciles budget-to-actual results including revenue, cost of sales, selling expenses and overhead details.  You also state these reports are used by management to improve accountability for revenue growth and management of expenses.  The activities described in these quarterly meetings appear to correspond to assessing performance.  Please tell us the purpose of these meetings and help us understand how the information shared at these meetings is being utilized by the CEO.

The purpose of the Quarterly Business Planning meetings is to bring together regional and corporate management to review the results of the prior quarter, and to plan and discuss future initiatives.  These meetings typically cover 2 to 3 days.  In addition to the CEO, other attendees at the meetings include the President, CFO, approximately 20 additional corporate managers, and approximately 10 to 15 regional managers.  Each regional president and key corporate functional managers make presentations at this meeting.  The most significant portion of the meeting is spent discussing and planning global initiatives and coordinating functional and regional input and support for such initiatives.

February 3, 2017

In these meetings, the CEO assesses the key initiatives taking place in the markets, the progress by corporate functions on their responsibilities, and obtains input from regional and corporate managers on key initiatives under development to ensure global initiatives meet the needs of the various regions.  These meetings also allow the CEO to (i) assess whether the Company has the right initiatives in place to drive targeted revenue growth, including the right product launches and plans, the right sales incentives, and (ii) determine whether any changes need to be made to initiatives.

As noted in our previous response, each regional president provides a report and presentation on quarterly results and planned initiatives at this meeting.  The presentation typically is for 30 to 45 minutes, and the focus of the presentation is on revenue results; key performance indicators for the sales force, including number of actives, number of sales leaders and rate of monthly volume; and revenue-driving initiatives.  Because the regional reports are presented in a meeting with a large number of management team members from different functions and regions, the reports/presentations include information relevant to the other management members that is not relevant to the CEO.  This helps eliminate the production of multiple reports and meetings at quarter end by regional teams for efficiency reasons.  As noted in our previous response, the report includes information on selling expenses, general and administrative expenses, and other financial information to help measure the market's efforts to maintain expenses levels within budget.  This is provided for the benefit of the President and the CFO who have primary responsibility for maintaining expenses within budgeted levels on a global basis, and is not used by the CEO for allocating resources.  No significant time is spent in the meeting discussing these expense metrics.

5.
You state that 30% of the regional performance portion of the Regional Presidents' compensation is based on the achievement of goals related to controlling general and administrative expenses and the impact of product promotions and special sales incentives within the region.  Please tell us who sets these regional goals and how that person evaluates progress towards those goals.

The regional goals are established through the budget process (described above) and are directed by the CFO.  The regional goals for revenue are approved by the CEO based on recommendations and input from the CFO and President.  The regional and market goals for controlling expenses are set by the CFO and his team by taking the approved budgets and backing out the costs and expenses in those budgets that are largely influenced by the corporate functions, such as transfer pricing, intercompany charges for services and license fees for use of corporate assets.

Each month, an accountability report is prepared for the President and the regional presidents showing progress toward the quarterly revenue target and whether the expense levels are in line with the goals related to expense control.  The report is primarily for the benefit of the regional presidents to track their individual performance targets.  The CEO and CFO also receive a courtesy copy of the report, but the CEO does not use this report because the CEO reviews information on a consolidated level as discussed earlier in this response.  At the end of each quarter, the CFO and his team calculate actual performance against the goals and determine the bonus amounts based on a preset bonus calculation.

February 3, 2017

* * * * *

We believe that these responses address the comments raised by the Staff.  If you have any questions, please contact the undersigned at (801) 345-6013.
Sincerely,
/s/ Ritch N. Wood
Ritch N. Wood
Chief Financial Officer
 Nu Skin Enterprises, Inc.
cc: Nasreen Mohammed, U.S. Securities and Exchange Commission
     Brian McAllister, U.S. Securities and Exchange Commission